

SECURITIES AND EXCHANGE COMMISSION

10035609

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51488 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condera Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Woodway Drive, Suite 940
(No. and Street)

| Houston | Texas | 77056 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Solomon (713) 574-1950
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP
(Name – *if individual, state last, first, middle name*)

| 12 Greenway Plaza 800 | Houston | Texas | 77046 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condera Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PAMELA HOPF
Notary Public, State of Texas
My Commission Expires
January 02, 2013


Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

## Independent Auditors' Report

To the Board of Directors
Condera Securities, LLC

We have audited the accompanying statements of financial condition of Condera Securities, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condera Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 26, 2010

CONDERA SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

## CONTENTS

CONDERA SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 189,442 | $ 238,827 |
| Fees receivable, net | 255,161 | 37,548 |
| TOTAL CURRENT ASSETS | 444,603 | 276,375 |
| PROPERTY AND EQUIPMENT | | |
| Furniture and fixtures | 32,104 | 32,104 |
| Equipment | 1,856 | 1,856 |
| Computers | 26,950 | 26,950 |
| Software | 25,082 | 25,082 |
| | 85,992 | 85,992 |
| Less: accumulated depreciation | 63,934 | 52,526 |
| NET PROPERTY AND EQUIPMENT | 22,058 | 33,466 |
| TOTAL ASSETS | $ 466,661 | $ 309,841 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| LIABILITIES | | |
| Accounts payable | $ 5,466 | $ 4,811 |
| Accrued expenses | 21,481 | 93,033 |
| TOTAL LIABILITIES | 26,947 | 97,844 |
| COMMITMENTS AND CONTINGENCIES | | |
| MEMBER'S EQUITY | 439,714 | 211,997 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 466,661 | $ 309,841 |

See notes to financial statements.

CONDERA SECURITIES, LLC
STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| REVENUES | | |
| Commissions | $ 98,210 | $ 274,375 |
| Gain on trading account | 314 | 19,920 |
| Interest income | 4,889 | 210,792 |
| Investment advisory fees | - | 204,747 |
| Miscellaneous | 7,166 | 26,390 |
| Placement fees | 537,791 | 808,834 |
| TOTAL REVENUES | 648,370 | 1,545,058 |
| EXPENSES | | |
| Bad debt expense | - | 30,448 |
| Clearance fees | 43,795 | 334,635 |
| Insurance | 3,000 | 43,103 |
| Licensing and registration fees | 1,108 | 100 |
| Loss on disposal of property and equipment | - | 125,550 |
| Sub advisor fees | 640 | 48,264 |
| Occupancy and equipment rental | 14,645 | 34,985 |
| Other operating expenses | 51,556 | 182,363 |
| Payroll taxes | - | 18,039 |
| Professional and consulting | 41,590 | 628,682 |
| Salaries | 120,152 | 562,753 |
| Service fees | 123,577 | - |
| Subscriptions and dues | 10,260 | 52,646 |
| Telephone | 3,840 | 9,045 |
| Travel | - | 2,922 |
| TOTAL EXPENSES | 414,163 | 2,073,535 |
| INCOME (LOSS) BEFORE STATE INCOME TAX EXPENSE | 234,207 | (528,477) |
| STATE INCOME TAX EXPENSE | (6,490) | (19,467) |
| NET INCOME (LOSS) | $ 227,717 | $ (547,944) |

See notes to financial statements.

**INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.**

CONDERA SECURITIES, LLC
STATEMENTS OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

| | | |
|---|---|---|
| Balance at January 1, 2008 | $ | 903,593 |
| Distributions | | (143,652) |
| Net loss | | (547,944) |
| Balance at December 31, 2008 | | 211,997 |
| Net income | | 227,717 |
| Balance at December 31, 2009 | $ | 439,714 |

See notes to financial statements.

**INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.**

CONDERA SECURITIES, LLC
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ 227,717 | $ (547,944) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | |
| Loss on disposal of property and equipment | - | 125,550 |
| Depreciation | 11,408 | 14,318 |
| Bad debt expense | - | 30,448 |
| Changes in operating assets and liabilities: | | |
| Fees receivable | (217,613) | 464,955 |
| Prepaid expenses | - | 53,896 |
| Other assets | - | 8,785 |
| Accounts payable | 655 | (35,575) |
| Accrued expenses | (71,552) | (443,699) |
| NET CASH USED IN OPERATING ACTIVITIES | (49,385) | (329,266) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distributions | - | (143,652) |
| NET CASH USED IN FINANCING ACTIVITIES | - | (143,652) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (49,385) | (472,918) |
| CASH AND CASH EQUIVALENTS - Beginning of year | 238,827 | 711,745 |
| CASH AND CASH EQUIVALENTS - End of year | $ 189,442 | $ 238,827 |

See notes to financial statements.

**INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.**

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Condera Securities, LLC (the "Company") is a wholly-owned limited liability company and a subsidiary of The Redstone Companies, L.P. ("TRC"). The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(ii). Prior to its name change on February 15, 2008, the Company was formerly known as Redstone Consulting, LLC. The Company had offices located in Houston and San Antonio, Texas.

Effective January 1, 2008, the operations of the San Antonio office were transferred to certain employees of the Company, including all lease commitments related to that office. The employees continued to be registered representatives of the Company for a transition period from January 1, 2008 through July 31, 2008, at which time they ceased being registered representatives of the Company. The Houston office continues to service customers located predominantly in Texas.

The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Revenue Recognition: Securities transactions are recorded on a trade date basis. The Company also generates revenues earned from investment referrals based on various contracts it has with investment companies. Revenues are recognized on an accrual basis and based on terms defined in these agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts: Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. As of December 31, 2009, no allowance for doubtful accounts was deemed necessary by the Company. Fees receivable are net of allowance for doubtful accounts of $30,448 as of December 31, 2008.

Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years. Major additions and improvements to property and equipment are capitalized and depreciated over the estimated useful lives. Routine maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss are reflected in income for the period.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair market value of the long-lived asset. At December 31, 2009, no such impairment exists.

## NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes: The net income or loss of the Company flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements.

State Income Tax: In May 2006, the State of Texas enacted a bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The margin tax is based on a Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. As a result, the Company recorded $6,490 and $19,467 in state income tax for the years ended December 31, 2009 and 2008, respectively, that is solely attributable to the Texas margin tax.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board ("FASB") established the Accounting Standards Codification ("Codification" or "ASC") as the source for authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with generally accepted accounting principles ("GAAP") in the United States of America. All existing accounting standards are superseded by the Codification and any accounting literature not included in the Codification will be non-authoritative. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly, the change did not impact the Company's financial statements. The ASC does change the way the guidance is organized and presented.

## NOTE B - CLEARING BROKER

The Company has an agreement with J.P. Morgan Clearing Corporation ("Clearing Broker", formerly Bear Stearns Securities Corporation) to perform various securities clearance services. The agreement with the Clearing Broker requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules of $100,000 or $150,000. For the period ended December 31, 2009, the Company had a waiver to maintain net capital equal to the greater of $100,000 or $140,000. As of December 31, 2009, the Company was in compliance with the net capital covenant.

## NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $152,216, which was $52,216 in excess of its minimum required net capital.

## NOTE D - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits. During 2008, the credit and liquidity crisis in the United States resulted in the formation of the Troubled Asset Relief Program ("TARP"). During 2008, the Company had funds in an institution that received assistance under TARP. The Company monitors the financial condition of the financial institutions in which the accounts are maintained and has experienced no losses associated with these accounts.

In October 2008, the Federal Deposit Insurance Corporation increased its insurance from $100,000 to $250,000 per depositor, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extends through December 31, 2013.

## NOTE E - RELATED PARTY TRANSACTIONS

During April 2008, the Company entered into a lease and services agreement ("LSA") with Condera Advisors, LLC ("Advisors"), a related party, where the Company paid Advisors a monthly fee of $42,500 for various services, including rent expense of $2,400 per month. Total rent expense for the year ended December 31, 2008 was $34,985, of which approximately $22,000 was charged by a related party. During 2008 the Company was charged approximately $382,500 in service fees to Advisors. Such fees are included in the related service expenses in the accompanying statements of operations. In addition, the Company incurred expenses to TRC of approximately $276,000 for the first three months of 2008 for services rendered before the Advisors agreement was entered into and are included in the related service expenses in the accompanying statements of operations.

During 2009, the Company amended the agreement with Advisors to change the monthly fee as of January 1, 2009 to $14,000; Februaryl, 2009 to $12,424, and again on April 1, 2009 for the remainder of 2009 to $12,540. During 2009, the Company was charged approximately $152,000 in service fees to Advisors. Such fees are included in the related service expenses in the accompanying statements of operations. Total rent expense for the year ended December 31, 2009 was $14,645 which was all charged by a related party.

Additionally, under the LSA the Company incurred expense to Advisors of approximately $124,000 related to a proportional allocation services fee. The fee is included in the statements of operations for the year ended December 31, 2009 as service fees. As defined under the LSA, the fee represents a percentage of the aggregate amount of any advisory, placement, service, or commission fee revenues less any third party fees and expenses attributable to such fees and revenues. During 2008, no fee was incurred as the Company had a net operating loss for the year and the fee is only applicable if the Company has net income.

## NOTE F - RISKS AND UNCERTAINTIES

The current downturn in the United States economy, and any economic slowdown in future periods, could adversely affect the Company in ways that cannot be predicted. During times of economic slowdown, the Company's customers may reduce their investment activities. Such developments can occur even among customers that are not experiencing financial difficulties. Additionally, bankruptcies or financial difficulties among the Company's customers could reduce its cash flows and adversely impact its liquidity and profitability.

The Company continues to monitor the impact that these economic conditions may have on its operations. The Company believes its current and future cash balances and cash flows from operations will provide sufficient resources to meet the Company's working capital liquidity needs for the foreseeable future.

## NOTE G - SUBSEQUENT EVENTS

Effective June 15, 2009, the Company adopted the FASB standard for subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. It requires the disclosure of the date through which an entity has evaluated subsequent events. The Company has evaluated all events subsequent to the balance sheet date of December 31, 2009 to February 26, 2010, which is the date the financial statements were available for issuance, and has determined that except as set forth below, there are no events that require disclosure.

# SUPPLEMENTARY INFORMATION

CONDERA SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

| | | |
|---|---|---|
| TOTAL MEMBER'S EQUITY | | $ 439,714 |
| Deductions for nonallowable assets | | |
| Fees receivable | $ 251,612 | |
| Property and equipment, net | 22,058 | |
| Cash equivalents | 828 | 274,498 |
| Other deductions | | 13,000 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | | 152,216 |
| HAIRCUTS ON SECURITIES | | - |
| NET CAPITAL | | $ 152,216 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | | |
| Accounts payable | | $ 5,466 |
| Accrued expenses | | 21,481 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 26,947 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum net capital required (15:1 of total aggregate indebtedness) | | $ 1,796 |
| Minimum dollar net capital requirement | | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | | $ 100,000 |
| EXCESS NET CAPITAL | | $ 52,216 |
| Ratio: aggregate indebtedness to net capital | | .18:1 |

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2009.

See Independent Auditor's Report.

**CONDERA SECURITIES, LLC**

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

**DECEMBER 31, 2009**

**UHY LLP**
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

***Independent Accounts' Report on Applying Agreed-Upon***
***Procedures Related to an Entity's SIPC Assessment Reconciliation***

To the Board of Directors of Condera Securities, LLC
4900 Woodway Drive, Suite 940
Houston, Texas 77056

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Condera Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

February 26, 2010

**SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT FOR THE PERIOD APRIL 1, 2009 THROUGH DECEMBER 31, 2009**

| | | |
|---|---|---|
| **Determination of SIPC Net Operating Revenues:** | | |
| Total Revenue (FOCUS line 12/Part IIA line 9) | $ | 562,484 |
| Additions: None | | - |
| Deductions: | | |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | | 35,499 |
| Interest and dividend income | | 4,858 |
| SIPC Net Operating Revenues | $ | 522,127 |
| **Determination of General Assessment:** | | |
| General Assessment @ .0025 | $ | 1,305 |
| **Assessment Remittance:** | | |
| Greater of General Assessment or $150 Minimum | $ | 1,305 |
| Less: payment previously made to SIPC | | (198) |
| Assessment Balance Due - paid February 3, 2010 | $ | 1,107 |
| **Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period April 1, 2009 through December 31, 2009:** | | |
| SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T | $ | 522,127 |
| SIPC Net Operating Revenues as computed above | | 522,127 |
| Difference | $ | - |

# CONDERA SECURITIES, LLC

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

## DECEMBER 31, 2009

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

**Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5**

Board of Directors
Condera Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Condera Securities, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Houston, Texas
February 26, 2010

# CONDERA SECURITIES, LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009 AND 2008